March 31, 2026

John M. Deitzer
Chief Financial Officer
Atkore Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

       Re: Atkore Inc.
           Form 10-K for the Year Ended September 30, 2025
           Filed November 26, 2025
           File No. 001-37793
Dear John M. Deitzer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing